Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Danmark

Tlf. 49 11 11 11
Tel. +45 49 11 11 11
www.coloplast.com



Coloplast

Securities and Exchange Commissions,
Divisions of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA



6.6.2006

SEC File Number, 82-34793

This information is furnished pursuant to Rule 12g3-2(b).

Please find enclosed information to the Copenhagen Stock Exchange no. 10/2006.

Yours sincerely,
Coloplast A/S

Leise Rasmussen
Corp. Communications & IR

Direct tel: +45 4911 1921
E-mail: dkler@coloplast.com

Coloplast A/S
Holtedam 1
3050 Humlebæk
Danmark

Tel +45 4911 1111
Fax +45 4911 1555
www.coloplast.com



Coloplast

Information to the Copenhagen Stock Exchange no. 10/2006
Humlebæk, 2 June 2006

Coloplast has completed the acquisition of Mentor's urology business

Coloplast has now completed the acquisition of Mentor's urology business after receiving approval from relevant competition authorities. From today Mentor's urology business is an integral part of Coloplast's Continence Care Division, which is now renamed the Urology and Continence Care Division.

As previously announced, the acquisition does not include Mentor's urisheath business in the United Kingdom in accordance with the undertakings given by Coloplast to the UK Secretary of State for Trade and Industry in 2002. Coloplast has therefore signed an agreement with Rochester Medical Corp. and Mentor according to which Rochester will acquire the rights to Mentor's urisheaths in the United Kingdom.

All terms and estimates remain as stated in Coloplast's previous stock exchange announcements related to the acquisition of Mentor's urology business and Coloplast confirms the previously stated expectations for 2005/06 as well as the objectives for 2012.

With this acquisition Coloplast achieves a broader portfolio in the growing catheter market and becomes a leading global supplier of a range of urology devices to hospitals, urology wards and primary care providers.

In order to concentrate Coloplast's activities in the US it has been decided that sales, marketing and shared services in the US will be relocated from Marietta, Georgia and Santa Barbara, California to Minneapolis, Minnesota, where Coloplast now has the highest concentration of employees in the US. Locations in Mankato, Minnesota and Oklahoma City, Oklahoma will continue operations as today, and the breast care activities in the US are not affected by the relocation.

Relocation is planned to start in September 2006 and will for specific areas take up to a year to complete. Costs of relocation are estimated to DKK 70-90M (USD 12-15M), of which DKK 6-12M (USD 1-2M) is estimated to be expensed during 2005/06. The costs will not change our expectations of a 12-13% EBIT margin in 2005/06.

Sten Scheibye
President, CEO

This announcement is available in a Danish and an English version. In case of doubt the Danish version shall prevail.

For further information: Executive Vice President, CFO Lene Skole, phone + 45 4911 1665 or IR manager Jørgen Fischer Ravn, phone + 45 4911 1308